UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                               (Amendment No. 6)*


                           Bio-Vascular, Incorporated
------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   090923-10-3
                       ----------------------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 5 pages

CUSIP No. 090923-10-3                 13G                     Page 2 of 5 Pages


 1   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Perkins Capital Management, Inc.
         IRS ID No.: 41-1501962


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) /__/
                                                                       (b) /__/
 3   SEC USE ONLY


 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     730 East Lake Street, Wayzata, MN  55391-1769

                  5    SOLE VOTING POWER
 NUMBER OF             758,850

  SHARES          6    SHARED VOTING POWER
                       0
BENEFICIALLY

  OWNED BY        7    SOLE DISPOSITIVE POWER
                       975,350
   EACH

 REPORTING

  PERSON          8    SHARED DISPOSITIVE POWER
                       0
   WITH


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     975,350

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  /_/



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     10.3%

12   TYPE OF REPORTING PERSON*

     IA


                                Page 2 of 5 pages

CUSIP No. 090923-10-3               13G                       Page 3 of 5 Pages


ITEM 1.
     (a)     Name of Issuer
             Bio-Vascular, Inc.

     (b)     Address of Issuer's Principal Executive Offices
             2575 University Ave., St. Paul, MN  55114-1024

ITEM 2.
     (a)     Name of Person Filing

             Perkins Capital Management, Incorporated

     (b)     Address of Principal Business Office or, if none, Residence

             730 East Lake Street
             Wayzata, MN  55391-1769

     (c)     Citizenship

             Minnesota Corporation

     (d)     Title of Class of Securities

             Common Stock

     (e)     CUSIP Number

             090923-10-3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

     (a) /__/     Broker or Dealer registered under Section 15 of the Act

     (b) /__/     Bank as defined in section 3(a)(6) of the Act

     (c) /__/     Insurance Company as defined in section 3(a)(19) of the act

     (d) /__/ Investment Company registered under section 8 of the Investment Company Act

     (e) /X_/ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

     (f) /__/ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-l(b)(l)(ii)(F)

     (g) /__/     Parent Holding Company, in accordance with
                  240.13d-l(b)(ii)(G) (Note: See Item 7)

     (h) /__/     Group, in accordance with 240.13d-l(b)(l)(ii)(H)



                                Page 3 of 5 pages

CUSIP No. 090923-10-3                   13G                   Page 4 of 5 Pages



ITEM 4. OWNERSHIP

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-l(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)     Amount Beneficially Owned
             975,350

     (b)     Percent of Class
             10.3%

     (c)     Number of shares as to which such person has:
         (i)   sole power to vote or to direct the vote
                  758,850
         (ii)  shared power to vote or to direct the vote
                  0
         (iii) sole power to dispose or to direct the disposition of
                  975,350
         (iv)  shared power to dispose or to direct the disposition of
                  0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

     Not applicable.




                                 Page 4 of 5 pages

CUSIP No. 090923-10-3                   13G                    Page 5 of 5 Pages

ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        June 9, 1997
                          ----------------------------------------

                          By /s/  Bradley A. Erickson
                          ----------------------------------------
                                      Signature


                          Bradley A. Erickson,      Vice President
                          ----------------------------------------
                                      Name/Title




SEC 1745 (2/92)                    Page 5 of 5 pages